Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hasbro, Inc.:

We consent to the use of our reports dated February 26, 2019, with respect to the consolidated balance sheets of Hasbro, Inc. as of December 30, 2018 and December 31, 2017, the related consolidated statements of operations, comprehensive earnings, cash flows, and shareholders’ equity and redeemable noncontrolling interests for each of the years in the three-year period ended December 30, 2018, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 30, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Providence, Rhode Island

November 4, 2019